White Knight Resources Ltd.

#82-2850

02 APR 30 AM 11:31

02028711

April 11, 2002
NR#02-03

Vancouver, British Columbia -- White Knight Resources Ltd. (CDNX - WKR).

The Cabin Creek Property

The Company has acquired 24 unpatented claims by staking. The claims are located ¾ mile east of the Gold Pick Mine and seven miles ENE of the Gold Bar Mine in the Southern Roberts Mountains, Eureka County, Nevada.

The Cabin Creek claims are underlain by an east-dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation and Denay Formation. The property covers a small portion of the Cabin Creek deposit (1.34 million tons @ 0.041 opt gold – 55,000 ounces gold), the South Cabin Creek mineralized zone, and potential extensions of the Cabin Creek deposit. Drill intercepts in the southernmost portion of the deposit on White Knight's claims include:

Drillhole	Interval (feet)	Gold (opt)
92-41	70	0.058
SS-26	85	0.039
SS-19	90	0.057
SS-27	125	0.037
92-53	100	0.035

SUPPL

Previous widespread drilling in the area south of the Cabin Creek deposit discovered the South Cabin Creek gold zone. Anomalous drill intercepts at South Cabin Creek include:

Drillhole	Interval (feet)	Gold (opt)
55-51	20	0.019
55-12	120	0.019
55-10	10	0.038
PD55-27	30	0.012

The Hunter Property

The Company announces the closing of a Mining Lease Agreement on the HNT Claims (the "HNT Agreement") which forms a portion of the Company's Hunter property. Pursuant to the HNT Agreement, the Company has issued 20,000 shares to the Vendor, with the share certificate bearing regulatory hold periods expiring August 10, 2002 and April 10, 2003.

On Behalf of the Board of Directors,

WHITE KNIGHT RESOURCES LTD.

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

dlw 4/30

This news release was prepared by management and they accept responsibility for its accuracy.
The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com